Mail Stop 3561

January 6, 2006

Mr. Hans Munk Nielsen
Senior Executive Vice President and Chief Financial Officer
TDC A/S
Finansstabe Nørregade 21
DK-0900 Copenhagen C
Denmark

> **Re:** **TDC A/S**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed May 26, 2005**
> **File No. 1-12998**

Dear Mr. Nielsen:

We have reviewed your supplemental response letter dated December 9, 2005 as well as your filing and have the following comments. As noted in our comment letter dated July 20, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 20-F for Fiscal Year Ended December 31, 2004

Selected Financial Data, pages 3 -5

1.   Refer to the income statement and balance sheet amounts reported in accordance with US GAAP on pages 4 and 5. Please confirm to us that if any amount required to be presented in selected financial data on a primary GAAP basis differs from the corresponding amount under US GAAP, including total revenues and income (loss) from continuing operations, you will also disclose the corresponding amount on a US GAAP basis. Refer to Item 3A of the revised Form 20-F rules as well as the AICPA International Practice Task Force minutes from the May 3, 2001 meeting.

Note 30 – Reconciliation to United States Generally Accepted Accounting Principles, page F-51

2.   We note in your response to comment 4 that "TDC has provided the fronting insurance company, AIG, with a guarantee of DKKm 200." Please explain to us what it means to be a "fronting insurance company" and tell us why you are providing it a DKKm 200 guarantee. If TDC or any of its affiliates have acquired insurance coverage from AIG, please explain to us your consideration of how the DKKm 200 guarantee has impacted the ceding of losses to AIG.

3.   Please explain to us your business purpose for owning two insurance companies. Tell us if the companies insure parties not affiliated with TDC. If so, explain to us the nature of the policies written by these companies and the types of risks assumed.

4.   We note the disclosure proposed in response to comment 7 and also your response to comment 9. In future filings, please disclose in your US GAAP footnote total revenues under US GAAP if materially different from the reported amount of revenue.

*   *   *   *

        Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director